

Peter Anewalt · 3rd

Helping companies that want their teams to be more effective, efficient, and profitable.

Boise, Idaho, United States · Contact info

500+ connections

 Joule Case

University of Virginia

Experience



Chief Operating Officer
Joule Case · Full-time
Oct 2019 – Present · 2 yrs 1 mo
Boise, Idaho Area

Joule Case makes power available where you need it. Our portable battery systems replace fossil-fuel powered generators and eliminate the noise and emissions that those generators produce. Safe for inside use and rechargeable from solar power, Joule Case modules are stackable and allow you to create the perfect solution for your power needs.

Managing Partner
Saranic Advisors · Full-time
Sep 2019 – Oct 2019 · 2 mos
Boise, Idaho Area



Chief Operating Officer
ULedger, Inc.
Jun 2017 – Sep 2019 · 2 yrs 4 mos
Boise, Idaho Area

ULedger is a Blockchain Platform for Enterprises. We provide companies with an easy way to incorporate Blockchain technology into their existing data infrastructure. By doing this, companies can leverage Blockchain's ability to create an immutable, tamper-proof history of data that is mathematically provable and allows that data to be trusted.



Sr. VP, Professional Services & Customer Success
Balihoo
Jul 2012 – Feb 2017 · 4 yrs 8 mos
Boise, Idaho Area

Balihoo is all about connecting consumers of national brands' products and services with local providers of those products and services, via localized digital media advertising. By localizing campaigns, they become more effective - more relevant for searchers and more cost-efficient for brands. Balihoo's software enables the creation and managemen ...see more

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Unica
6 yrs 1 mo

Vice President, Global Services
Jan 2008 – Jan 2012 · 4 yrs 1 mo
Waltham, MA

Unica's Global Services organization is responsible for the successful delivery of Unica solutions to our customers. Our team consists of over 125 Services personnel and a $25M P&L, and is the leading source of marketing-automation delivery expertise. We operate in both an on-premise consulting and a SaaS/OnDemand mode. My focus has been to ...see more

Sr Director, Major Account Solutions
Jan 2006 – Jan 2008 · 2 yrs 1 mo

Unica's habit of outsourcing solution-delivery work to partners meant that they lost touch with some of their largest and most strategic customers. I joined Unica's Sales team to re-engage with these customers, establish relationships, and find opportunities to get our own Services teams involved in solution-delivery activity. This effort was very successfi ...see more

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Education



University of Virginia
BS, Systems Engineering
Activities and Societies: Delta Upsilon